Taseko

Taseko Mines Limited
15th Floor, 1040 West Georgia St.
Vancouver, BC V6E 4H1
tasekomines.com

March 30, 2015

VIA EDGAR

United States Securities and Exchange Commission

Re: Taseko Mines Limited (the "**Company**")
Annual Report on Form 40-F
Consent of Expert

This letter is provided in connection with the Company's Form 40-F annual report for the year ended December 31, 2014 (the "**Annual Report**") to be filed by the Company with the United States Securities and Exchange Commission (the "SEC"). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2014.

I hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report (the "**Technical Report**"):

- "Technical Report on Mineral Reserves at the Aley Project" dated October 30, 2014

and to references to the Technical Report, or portions thereof, in the Annual Report and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report.

Yours truly,

/s/ K. Merriam

PROFESSIONAL ENGINEER PROVINCE OF BRITISH COLUMBIA K. P. MERRIAM # 32234 2015-03-27

Keith Merriam, P.Eng., Manager, Process Engineering